EXHIBIT 1.1
                                                                    -----------


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        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
-------------------------------------------------------------------------------

IF YOU ARE IN ANY DOUBT as to any aspect of this Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in Asia Satellite Telecommunications Holdings Limited (the "Company"), you should at once hand this Circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.


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                            [GRAPHIC OMITTED - LOGO]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [Chinese Characters Omitted]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                                STOCK CODE: 1135

                            DISCLOSEABLE TRANSACTION

              SHARE PURCHASE AGREEMENT RELATING TO EQUITY INTEREST
                          IN SPEEDCAST HOLDINGS LIMITED


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                                                                10 October 2007

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                                     CONTENT
-------------------------------------------------------------------------------

                                                                           PAGE

DEFINITIONS..............................................................     1
LETTER FROM THE BOARD
Introduction.............................................................     3
First Agreement and Second Agreement.....................................     4
Reasons and Benefits of the Transaction..................................     5
Information to Shareholders .............................................     5
APPENDIX - ADDITIONAL INFORMATION........................................     6

-------------------------------------------------------------------------------
                                  DEFINITIONS
-------------------------------------------------------------------------------


         IN THIS CIRCULAR, THE FOLLOWING EXPRESSIONS HAVE THE MEANINGS SET OUT BELOW UNLESS THE CONTEXT REQUIRES OTHERWISE:

"AsiaSat"                    Asia Satellite Telecommunications Company Limited,
                             an  indirectly   wholly-owned  subsidiary  of  the
                             Company  incorporated  under  the laws of the Hong
                             Kong, the principle business of which being the provision of satellite services to broadcasting and telecommunications markets;

"Agreements"                 collectively  the First  Agreement  and the Second
                             Agreement;

"Company"                    Asia   Satellite    Telecommunications    Holdings
                             Limited, incorporated under the laws of Bermuda, with its principle business being an investment holding company that indirectly owns the entire issued share capital of AsiaSat. The shares of the Company are listed on the Main Board of the Stock
                             Exchange;

"Directors"                  the directors of the Company;

"First Agreement"            the share purchase  agreement entered into between
                             the First Vendor and AsiaSat on 31 August 2007 for the purchase by AsiaSat the entire shareholding of 23.39% of the First Vendor in SpeedCast;

"First Vendor"               Tech System Limited, a company  incorporated under
                             the laws of Hong Kong;

"Group"                      the Company and its subsidiaries;

"HK$"                        Hong Kong  dollars,  the  lawful currency  of Hong
                             Kong;

"Hong Kong"                  the Hong Kong Special Administrative Region of the
                             People's Republic of China;

"Latest Practicable Date"    8 October 2007, being the latest  practicable date
                             prior  to  the  printing  of  this   Circular  for
                             ascertaining certain information in this Circular;

"Listing Rules"              the Rules  Governing  the Listing of Securities on
                             the Stock Exchange;

"Second Agreement"           the share purchase  agreement entered into between
                             the Second  Vendor and  AsiaSat on 31 August  2007
                             for   the   purchase   by   AsiaSat   the   entire
                             shareholding of 1.26% of the Second Vendor in SpeedCast;

"Second Vendor"              Yahoo! Inc., a company incorporated under the laws
                             of Delaware, United States;

"SFO" the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"Shareholders"               the shareholders of the Company;

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                                  DEFINITIONS
-------------------------------------------------------------------------------


"SpeedCast"                  SpeedCast Holdings Limited, a company incorporated
                             in the Cayman Islands with limited liability and its principle business being an investment holding company that owns the entire issued share capital of SpeedCast Limited;

"SpeedCast Limited"          SpeedCast  Limited,  a wholly-owned  subsidiary of
                             SpeedCast  incorporated under the laws of the Hong
                             Kong;

"Stock Exchange"             The Stock Exchange of Hong Kong Limited;

"Transaction"                the   transactions    contemplated   under   First
                             Agreement and Second Agreement;

"US$" United States dollars, the lawful currency of the United Sates of America; and

       FOR THE PURPOSE OF THIS CIRCULAR, THE AMOUNTS IN US$ HAVE BEEN CONVERTED AT HK$/US$ EXCHANGE RATE OF 7.80/1.00.

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                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------

                            [GRAPHIC OMITTED - LOGO]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [Chinese Characters Omitted
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                                STOCK CODE: 1135

DIRECTORS:                                           REGISTERED OFFICE
MI Zeng Xin* (CHAIRMAN)                              Canon's Court
Ronald J. HERMAN, Jr.* (DEPUTY CHAIRMAN)             22 Victoria Street
Peter JACKSON (CHIEF EXECUTIVE OFFICER)              Hamilton HM12
William WADE (DEPUTY CHIEF EXECUTIVE OFFICER)        Bermuda
John F. CONNELLY*
Mark CHEN*                                           PRINCIPLE PLACE OF BUSINESS
Nancy KU*                                            17th Floor, The Lee Gardens
DING Yu Cheng*                                       33 Hysan Avenue
JU Wei Min*                                          Causeway Bay
KO Fai Wong*                                         Hong Kong
Edward CHEN**
Robert SZE**
James WATKINS**

*      NON-EXECUTIVE DIRECTOR
**     INDEPENDENT NON-EXECUTIVE DIRECTOR

                                                     10 October 2007


TO SHAREHOLDERS

DEAR SIR OR MADAM,

                            DISCLOSEABLE TRANSACTION

              SHARE PURCHASE AGREEMENT RELATING TO EQUITY INTEREST
                          IN SPEEDCAST HOLDINGS LIMITED


INTRODUCTION

On 31 August 2007, AsiaSat, an indirectly wholly-owned subsidiary of the Company, entered into the First Agreement with the First Vendor and the Second Agreement with the Second Vendor to purchase their entire shareholdings of 23.39% and 1.26% respectively in SpeedCast, for an aggregate consideration of approximately US$2.96 million (HK$23.07 million) in cash.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------

The Transaction constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. This Circular contains details of the Transaction required to be disclosed under the Listing Rules.

FIRST AGREEMENT AND SECOND AGREEMENT

DATE

31 August 2007.

PARTIES

First Vendor   :  Tech System Limited,  a shareholder of 23.39%  of  the  issued share capital of SpeedCast;

Second Vendor  :  Yahoo!Inc., a shareholder of 1.26% of the issued share capital of SpeedCast; and

Purchaser      :  AsiaSat, an indirectly wholly-owned subsidiary of the Company.

SUBJECT MATTER

Pursuant to the First Agreement and the Second Agreement, AsiaSat purchased from the First Vendor and Second Vendor their entire shareholdings of 23.39% and 1.26% respectively in SpeedCast. Upon completion of the Transaction, the shareholding of AsiaSat in SpeedCast increased from 47.36% to 72.01% and SpeedCast became a subsidiary of AsiaSat.

CONSIDERATION

The aggregate consideration of the First Agreement and Second Agreement was approximately US$2.96 million (HK$23.07 million) in cash which was funded by the internal resources of AsiaSat and paid upon completion of the Transaction. The completion of the Transaction took place on 31 August 2007. The consideration of the Transaction was negotiated on an arm's length basis having regard to the value of the revenue, assets, profits and the business prospects of SpeedCast.

INFORMATION ON THE VENDORS

The Company understood from the First Vendor that it is an investment holding company. The Company also understood from the Second Vendor that it is an internet business company. To the best of the knowledge, information and belief of the Directors, both the First Vendor, the Second Vendor and their ultimate beneficial owner(s) are third party independent of the Company and its connected persons as defined in the Listing Rules.

INFORMATION ON SPEEDCAST

Established in 2000, the principle business of SpeedCast is an investment holding company which directly owns the entire issued share capital of SpeedCast Limited, a company that provides two way backbone and broadband solutions to a diversified market portfolio in a number of countries. AsiaSat made its initial investment into SpeedCast in April 2000 and gradually increased its shareholding in SpeedCast to 47.36% up to April 2004. There was no change in the shareholding of AsiaSat in SpeedCast since then until the completion of the Transaction on 31 August 2007.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------

The book value of the total assets and net assets in SpeedCast as at the date of the Transaction were approximately HK$44 million and HK$11 million respectively whereas the net profits before and after taxation attributable to the assets of SpeedCast were approximately HK$0.4 million and HK$0.4 million respectively for the financial year 2005 and HK$5.2 million and HK$5.2 million respectively for the financial year 2006.

REASONS AND BENEFITS OF THE TRANSACTION

The conducting of this Transaction is a step forward in realising the strategic goal of the Company in simplifying the shareholding structure of SpeedCast to allow more flexible funding on SpeedCast to support its further expansion. Following the completion of the Transaction, SpeedCast became an indirect subsidiary of the Company. The earnings, assets and liabilities will be consolidated into the financial statements of the Group and thus will increase the total value of the assets of Group. The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the Shareholders as a whole.

INFORMATION TO SHAREHOLDERS

Your attention is drawn to the additional information regarding the Group which is required to be disclosed under the Listing Rules as set out in the Appendix of this Circular.

                                                  Yours faithfully
                                            For an on behalf of the Board
                                                     MI ZENG XIN
                                                      CHAIRMAN

-------------------------------------------------------------------------------
APPENDIX                                                 ADDITIONAL INFORMATION
-------------------------------------------------------------------------------
1.       RESPONSIBILITY STATEMENT

         This Circular includes particulars given in compliance with the Listing Rules for purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement contained in this Circular misleading.

2.       DISCLOSURE OF INTEREST

         (A)      INTEREST OF DIRECTORS AND CHIEF EXECUTIVES IN SECURITIES

                  Save as disclosed below, as at the Latest Practicable Date, none of the Directors and the chief executive of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to the Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO), or
                  (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein, or (c) were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

                  (I) SHARES IN THE COMPANY (INCLUDING SHARES UNDER SHARE AWARD SCHEME DESCRIBED IN (II))

                                                                                   NUMBER OF
                                                                  LONG OR          ORDINARY
                                                                  SHORT            SHARES IN    PERCENTAGE OF
                           NAME OF DIRECTOR    CAPACITY           POSITION        THE COMPANY   ISSUED CAPITAL
                           Peter JACKSON       Beneficial owner   Long position       319,784            0.08%
                           William WADE        Beneficial owner   Long position        87,472            0.02%
                           James WATKINS       Beneficial owner   Long position        50,000            0.01%

                  (II) SHARES UNDER SHARE AWARD SCHEME (CONTINGENT INTERESTS AWARDED BUT NOT VESTED)

                                                                                     NUMBER OF
                                                                  LONG               ORDINARY
                                                                  OR SHORT            SHARES    PERCENTAGE OF
                           NAME OF DIRECTOR    CAPACITY           POSITION            AWARDED   ISSUED CAPITAL
                           Peter JACKSON       Beneficial owner   Long position       106,284            0.03%
                           William WADE        Beneficial owner   Long position        82,472            0.02%

-------------------------------------------------------------------------------
APPENDIX                                                 ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

         (B)      SUBSTANTIAL SHAREHOLDERS

                  Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, has an interest or short position in the shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of
                  Part XV of the SFO.

                  (III)    SHARES IN THE COMPANY

                                                                              NO. OF
                                                             LONG             ORDINARY
                                                             OR SHORT         SHARES IN THE
         NAME                      CAPACITY                  POSITION         COMPANY                       %
         Bowenvale Limited         Beneficial owner          Long position    268,905,000               68.74
         AsiaCo Acquisition        Beneficial owner          Long position    22,269,695  (1)            5.69
           Limited
         Able Star Associates      Interest in controlled    Long position    291,174,695 (1) & (2)     74.43
           Limited                    corporation
         CITIC Asia Limited        Interest in controlled    Long position    291,174,695 (1) & (2)     74.43
                                      corporation
         CITIC Projects            Interest in controlled    Long position    291,174,695 (1) & (2)     74.43
           Management                 corporation
           (HK) Limited
         CITIC Group               Interest in controlled    Long position    291,174,695 (1) & (2)     74.43
                                      corporation
         GE Pacific-3              Interest in controlled    Long position    268,905,000 (3)           68.74
           Holdings, Inc.             corporation
         GE Pacific-1              Interest in controlled    Long position    268,905,000 (3)           68.74
           Holdings, Inc.             corporation
         GE Pacific-2              Interest in controlled    Long position    268,905,000 (3)           68.74
           Holdings, Inc.             corporation
         GE International          Interest in controlled    Long position    268,905,000 (3)           68.74
           Holdings Inc.              corporation
         GE CFE                    Interest in controlled    Long position    268,905,000 (3)           68.74
           Luxembourg S.a.r.l         corporation
         GE CFE Luxembourg         Interest in controlled    Long position    268,905,000 (3)           68.74
           Holdings L.L.C.            corporation
         GE Capital CFE, Inc.      Interest in controlled    Long position    268,905,000 (3)           68.74
                                      corporation
         General Electric          Interest in controlled    Long position    291,174,695 (1) & (3)     74.43
           Capital Corporation        corporation
         General Electric          Interest in controlled    Long position    291,174,695 (1) & (3)     74.43
           Capital Services, Inc.     corporation
         General Electric          Interest in controlled    Long position    291,174,695 (1) & (3)     74.43
           Company                    corporation

         NOTES:

         (1) AsiaCo Acquisition Limited ("AsiaCo") controls 5.69% of the voting rights of the Company. AsiaCo is a company owned 50% (as to voting interest) by Able Star (defined below), a wholly-owned subsidiary of CITIC Asia Limited ("CITIC Asia"), which in turn is wholly-owned by CITIC Projects Management
                  (HK) Limited ("CITIC Projects"), a wholly-owned subsidiary of CITIC Group, and 50% owned (as to voting interest) by GE Capital Equity Investments, Inc. ("GE Equity"), a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"), which is a wholly-owned subsidiary of General Electric Capital Services, Inc. ("GECS"), a 99.81% owned subsidiary of General Electric Company ("GE"). Accordingly, Able Star, CITIC Asia, CITIC Projects, CITIC Group, GE Equity, GECC, GECS and GE are deemed to be interested in the 22,269,695 shares in the Company held by AsiaCo.

-------------------------------------------------------------------------------
APPENDIX                                                 ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

         (2) Able Star Associates Limited ("Able Star") controls 50% of the voting rights of Bowenvale Limited ("Bowenvale"). Able Star is wholly-owned by CITIC Asia which in turn is wholly-owned by CITIC Projects, a wholly-owned subsidiary of CITIC Group. Accordingly, Able Star, CITIC Asia, CITIC Projects and CITIC Group are deemed to be interested in the 268,905,000 shares in the Company held by Bowenvale.

         (3) GE Pacific-3 Holdings, Inc. ("Pacific 3") controls approximately 45% of the voting rights of Bowenvale. Pacific 3 is 50% owned by GE Pacific-1 Holdings, Inc. ("Pacific 1") and 50% owned by GE Pacific-2 Holdings, Inc. ("Pacific 2"). Both Pacific 1 and Pacific 2 are wholly-owned by GE International Holdings Inc. ("GE International"), which is approximately 96% owned by GE CFE Luxembourg S.a.r.l., ("GE S.a.r.l."), a wholly-owned subsidiary of GE CFE Luxembourg Holdings L.L.C. ("GE Holdings") which in turn is wholly-owned by GE Capital CFE, Inc. ("GE Capital"), a wholly-owned subsidiary of GECC, a wholly-owned subsidiary of GECS, which in turn is a 99.8% owned subsidiary of GE. Accordingly, Pacific 3, Pacific 1, Pacific 2, GE International, GE S.a.r.l., GE Holdings, GE Capital, GECC, GECS and GE are deemed to be interested in the 268,905,000 shares in the Company held by Bowenvale.

         (C)      DIRECTORS' INTERESTS IN COMPETING BUSINESSES

                  Ronald J. HERMAN, Jr., Mark CHEN and Nancy KU are senior executives and/or are directors of certain subsidiaries of GE, a substantial shareholder of Bowenvale which in turn is the substantial shareholder of the Company. GE has substantial interests in GE International Holdings, Inc., operator of a satellite, GE-23, which could be viewed as competing to some extent with the business of the Company as they provide transponder capacity to certain Asia Pacific countries and areas that are also served by the Company.

         (D)      SERVICE CONTRACTS

                  Peter JACKSON, an Executive Director and the Chief Executive Officer of the Company entered into a service contract with the Company on 5 June 1996 for an initial term of three years from 18 June 1996 to 17 June 1999 and thereafter, the contract shall continue unless or until terminated by either party in writing giving to the other not less than twelve calendar months' notice in writing to expire on or at any time after the end of the initial 3-year period.

                  William WADE, an Executive Director and the Deputy Chief Executive Officer of the Company entered into a service contract with the Company on 3 June 1996 for an initial term of two years from 18 June 1996 to 17 June 1998 and thereafter, the contract shall continue unless or until terminated by either party in writing giving to the other not less than six calendar months' notice in writing to expire on or at any time after the end of the initial 2-year period.

-------------------------------------------------------------------------------
APPENDIX                                                 ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

3.       LITIGATION

         Save as those disclosed below, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and the Directors are not aware of any litigation or claim of material importance pending or threatened by or against the Company or any of its subsidiaries.

         There is a litigation action between AsiaSat and the Indian tax authorities over AsiaSat's liability under the Indian tax regulation. The Indian tax authorities have made claim against AsiaSat on the basis that AsiaSat should be liable to Indian income tax on revenues received in respect of income from the provision of satellite transponder capacity to the AsiaSat's customers for purposes of those customers carrying on business in India or earning income from any source in India.

         The Indian tax authorities have assessed the income tax for AsiaSat at approximately HK$58 million for the assessment year 2004-2005 alone and at an accumulated sum of approximately HK$254 million since the assessment year 1997-1998 to the date of this disclosure. No assessment has yet been made for the assessment years 2005-2006 or 2006-2007 assessment years.

         AsiaSat has filed appeals for each of the assessment years from 1997-1998 to 2004-2005. In an earlier appeal filed against the original assessment for the assessment year 1997-1998, the Income Tax Appellate Tribunal (the "Tribunal") had ruled that the Company is liable for Indian income tax under certain circumstances. AsiaSat, however, has opposed to this decision of the Tribunal and has filed an appeal against the Tribunal's decision.

4.       MISCELLANEOUS

         (a) The company secretary, and the qualified accountant, of the Company is Sue Yeung, who is a member of the Institute of Chartered Accountants in England and Wales and a fellow member Hong Kong Institute of Certified Public Accountants.

         (b) The registered office of the Company is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

         (c) The head office of the Company is 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

         (d) The principal share registrars of the Company are Butterfield Fund Services (Bermuda) Limited, whose registered office is at Rosebank Centre, 11 Bermudiana Road, Hamilton, Bermuda and the Hong Kong branch registrars and transfer office of the Company are Computershare Hong Kong Investor Services Limited, whose registered office is at Hopewell Centre, 46th Floor, 183 Queen's Road East, Wanchai, Hong Kong.

         (e) The English text of this Circular shall prevail over the Chinese text.